Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at September 30, 2017. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended September 30, 2017.

(Skr millions)
Senior debt:
Long-term	209,592
Short-term	36,856
Total senior debt 1, [2]	246,448

Subordinated debt:
Long-term	2,041
Short-term	—
Total subordinated debt [1]	2,041

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 [3]	3,990
Reserves	51
Retained earnings	13,291

Total	17,332

Total capitalization	265,821

1                                           At September 30, 2017, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at September 30, 2017.

2                                           Unguaranteed and unsecured.

3                                           In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since September 30, 2017.